02040969

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the calendar year ended December 31, 2001

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________

Commission File Number: 0-16255

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Johnson Outdoors Inc.
555 Main Street
Racine, WI 53403

Exhibit Index is on page 19

REQUIRED INFORMATION

The following financial statements and schedules of the Johnson Outdoors Retirement and Savings Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.

Financial Statements and Supplemental Schedule

Johnson Outdoors Retirement and Savings Plan

Years ended December 31, 2001 and 2000
with Reports of Independent Auditors

0205-0310098

Johnson Outdoors Retirement and Savings Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2001 and 2000

Contents

Report of Independent Auditors

Plan Administrator
Johnson Outdoors Retirement and Savings Plan

We have audited the accompanying statement of assets available for benefits of the Johnson Outdoors Retirement and Savings Plan, as of December 31, 2001, and the related statement of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2001, and the changes in assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

June 7, 2002
Milwaukee, Wisconsin

KPMG

777 East Wisconsin Avenue
Milwaukee, WI 53202

Independent Auditors' Report

Plan Administrator
Johnson Outdoors Retirement and Savings Plan:

We have audited the accompanying statement of assets available for benefits of the Johnson Outdoors Retirement and Savings Plan (Plan) as of December 31, 2000, and the related statement of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2000, and the changes in assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Milwaukee, Wisconsin
May 4, 2001

Johnson Outdoors Retirement and Savings Plan

Statements of Assets Available for Benefits

	December 31 2001	December 31 2000
Investments *(Note 3)*:		
Investments, at fair value	**$36,796,521**	$42,890,892
Loans to participants	**1,139,463**	1,095,698
Total investments	**37,935,984**	43,986,590
Contributions receivable	**76,867**	55,323
Assets available for benefits	**$38,012,851**	$44,041,913

See accompanying notes.

0205-0310098

Johnson Outdoors Retirement and Savings Plan

Statements of Changes in Assets Available for Benefits

	Year ended December 31	
	2001	**2000**
Additions		
Investment income:		
Interest	**$ 94,171**	$ 93,612
Dividends	**1,204,842**	3,485,632
	1,299,013	3,579,244
Contributions:		
Employee contributions	**1,773,933**	1,840,480
Company contributions	**2,191,941**	1,940,216
Assets transfers from merged plans and rollovers	**105,901**	191,532
Total contributions	**4,071,775**	3,972,228
Total additions	**5,370,788**	7,551,472
Deductions		
Net realized and unrealized depreciation in fair value of investments *(Note 3)*	**(6,184,645)**	(9,067,659)
Distributions to participants or beneficiaries	**(5,201,264)**	(5,827,421)
Investment management fees	**(13,941)**	(9,350)
Total deductions	**(11,399,850)**	(14,904,430)
Net decrease	**(6,029,062)**	(7,352,958)
Assets available for retirement benefits:		
Beginning of year	**44,041,913**	51,394,871
End of year	**$38,012,851**	$44,041,913

See accompanying notes.

Johnson Outdoors Retirement and Savings Plan

Notes to Financial Statements

December 31, 2001 and 2000

1. Description of Plan

The following description of the Johnson Outdoors Retirement and Savings Plan (the Plan), provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan sponsored by Johnson Outdoors Inc. (the Company), and is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Participation

The following business units of the Company participate in the Plan:

- Johnson Outdoors Headquarters
- Johnson Outdoors Mankato Operations
- Johnson Outdoors Binghamton Operations
- Johnson Outdoors Diving Operations
- Old Town Canoe
- Carlisle Paddle
- Ocean Kayak
- Leisure Life Limited
- Escape Sailboat

Effective January 1, 2001, the Plan was amended to allow all regular full-time employees, as defined by the Plan, to participate in the Plan on the first day of employment with one of the above named business units. An employee who is classified as other than a regular full-time employee shall be eligible to participate in the savings feature of the Plan effective January 1 or July 1 following one year of service. Prior to January 1, 2001, all employees, as defined by the Plan, could participate in the Plan of the first day of the calendar quarter after the employee completed ninety days of employment.

1. Description of the Plan (continued)

Contributions

The Plan is a two-part plan consisting of a retirement contribution feature and a savings feature. The retirement contribution feature of the Plan enables eligible participants (other than those at Johnson Outdoors Mankato Operations and Old Town Canoe) to accumulate additional funds for retirement purposes. The retirement contributions made by the respective business units are discretionary. Employees of Johnson Outdoors Mankato Operations and Old Town Canoe participate in other defined benefit plans.

Pursuant to the savings feature, eligible participants may make voluntary pre-tax and after-tax contributions of their base compensation (as defined), subject to certain statutory limits. Participant contributions made with tax-deferred dollars under Section 401(k) of the Internal Revenue Code (IRC) are excluded from the participant's current wages for federal income tax purposes. No federal income tax is paid on the tax-deferred contributions and growth thereon until the participant withdraws them from the Plan. The participant's contribution rate may be adjusted at the discretion of the Plan Administrator if a reduced rate is necessary to maintain Section 401(k) benefits. The Company's matching contribution is equal to 50% of the first 6% of a participant's compensation contributed by the participant to the Plan.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's matching contribution, an allocation of the respective business unit's retirement contribution based on regular employee earnings for the period, if applicable, and an allocation of Plan investment earnings based upon the participant's net account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Investment Options

Participants may elect to have their account balances invested in one or more of the following funds administered by Putnam Fiduciary Trust Company (Putnam), the Plan Trustee:

- *American Balanced Fund*: Seeks conservation of capital by investing primarily on a broad range of securities, including stocks and bonds.

1. Description of the Plan (continued)

- *PIMCO Total Return II Fund*: Seeks maximum total return by investing under normal circumstances at least 65% of its assets in a diversified portfolio of fixed income instruments of varying maturities.

- *T. Rowe Price Small Cap Stock Fund*: Seeks to provide long-term capital growth by investing primarily in stocks of small companies.

- *Vanguard Growth and Income Fund*: Seeks to provide a total return greater than the return on the Standard & Poor's 500 Index.

- *Vanguard Total Stock Market Index Fund*: Seeks to match the performance of a benchmark index that measures the investment return of the overall stock market.

- *Janus Advisor Worldwide Fund*: Invests primarily in common stocks of companies of any size throughout the world, normally in issuers from at least five different countries, including the United States.

- *Putnam Investors Fund*: Seeks long-term growth of capital and any increased income that results from this growth by investing mainly in common stocks of U.S. companies, with a focus on growth stocks.

- *Putnam Global Growth Fund*: Seeks capital appreciation by investing primarily in stocks of companies in the Pacific Rim, across Europe, in the Americas, and elsewhere in the world to pursue a wide range of growth potential.

- *Putnam Voyager Fund*: Seeks aggressive capital appreciation by investing in a combination of stocks of small companies expected to grow over time as well as stocks of larger, more established corporations.

- *Putnam New Opportunities Fund*: Seeks long-term capital appreciation by investing primarily in common stocks of companies within certain emerging industry groups that Putnam believes offer above-average potential for growth.

- *Putnam International Growth Fund*: Seeks capital appreciation by investing mostly in common stocks of companies outside the United States.

1. Description of the Plan (continued)

- *Putnam Stable Value Fund*: Seeks stability of principal through a collective investment trust consisting primarily of high-quality annuity (or similar) investment contracts issued by insurance companies or banks. To provide liquidity. a portion of the fund's assets is invested in high-quality money market instruments.

- *Johnson Outdoors Stock Fund*: Seeks capital appreciation by investing in Johnson Outdoors Inc. Class A common stock.

Vesting

Participant contributions, Company matching contributions, retirement contributions, and investment earnings thereon, are 100% vested at all times.

Payment of Benefits

Upon retirement, termination, or permanent disability, participants will receive the value of their account. Upon death, the account balance will be paid to the participant's beneficiary or estate.

Participant Loans

Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms may not exceed five years. Loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Benefits Administration Committee. Principal and interest are paid through payroll deductions.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared under the accrual method of accounting and present the assets available for benefits and changes in those assets in accordance with accounting principles generally accepted in the United States.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

Investments

The Plan's investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The shares of mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan a year-end. The fair value of the participation units in the common trust fund is based on quoted redemptions values on the last business day of the Plan year. The participant loans re valued at their outstanding balances, which approximate fair value.

Securities transactions are recognized on the settlement date (the date the order to buy or sell is settled by the delivery or receipt of securities and the receipt or payment of cash). Differences between the settlement date method and the trade date method, as required by accounting principles generally accepted in the United States, are not significant.

Administrative Expenses and Investment Management Fees

Certain expenses incurred in the administration of the Plan and expenses incurred in connection with the sale, investment, and reinvestment of Plan assets are paid by the Plan. Expenses incurred for attorney and audit fees, and salary expense incurred by the Company related to the administration of the Plan are paid by the Company and are not significant.

Benefit Payments

Benefit payments to participants or beneficiaries are recorded upon distribution.

Reclassification

Certain amounts in the 2000 financial statements have been reclassified to conform with the 2001 presentation.

3. Investments

The following investments represent 5% or more of the Plan's assets available for benefits:

Description	December 31 2001	2000
American Balanced Fund	**$2,665,423**	$2,244,201
PIMCO II Total Return Fund	**2,162,794**	*
Vanguard Growth and Income Fund	**6,785,588**	8,875,966
Putnam Global Growth Fund	**3,489,325**	5,163,053
Putnam Voyager Fund	**6,938,266**	9,737,714
Putnam New Opportunities Fund	**3,111,544**	4,271,062
Putnam Stable Value Fund	**9,297,628**	9,019,449

*Fair value is less than 5% of Plan assets available for benefits.

As of December 31, 2001 and 2000, the Plan's investments included 44,142 and 40,594 shares of Company common stock, respectively, representing less than 1% of the Company's outstanding common stock for each year.

During 2001 and 2000, the Plan's investments appreciated (depreciated) in value as follows:

	2001	2000
Mutual funds	**$(6,270,827)**	$(9,022,685)
Johnson Outdoors Inc. Class A common stock	**86,182**	(44,971)
	$(6,184,645)	$(9,067,659)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated June 4, 2002, stating that the Plan is qualified under Section 401(a) of the IRC, and therefore the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is operating in compliance with the applicable requirements of the IRC, and therefore believes that the Plan is qualified and the related trust is tax exempt.

5. Party-In-Interest Transactions

All transactions involving the investments administered by the Trustee and investments in Johnson Outdoor Inc. common stock and other transactions with the Company or Plan participants are considered party-in-interest transactions.

6. Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time upon proper resolution by the Board of Directors. The business units may also terminate retirement contributions to the Plan. In the event of Plan termination, the Plan Trustee shall continue to administer the trust until otherwise directed by the Board of Directors. Upon termination of the trust, participants or their beneficiaries will receive the value of their account.

Supplemental Schedule

Johnson Outdoors Retirement and Savings Plan

Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of Issue, Borrower, Lessor, or Similar Party	Number of Shares/Units	Current Value
Mutual Funds:		
American Balanced Fund	168,165.450	$ 2,665,423
PIMCO II Total Return Fund	213,293.329	2,162,794
T. Rowe Price Small Cap Fund	27,163.075	688,312
Vanguard Growth and Income Fund	240,623.693	6,785,588
Vanguard Total Stock Market Index Fund	17,347.032	446,686
Janus Worldwide Fund	19,228.066	563,767
Putnam Investors Fund*	16,854.903	194,674
Putnam Global Growth Fund*	456,120.914	3,489,325
Putnam Voyager Fund*	401,055.863	6,938,266
Putnam New Opportunities*	75,928.364	3,111,544
Putnam International Growth Fund*	5,125.211	101,582
Johnson Outdoors Inc. Common Stock*	44,142.447	350,932
Common Trust Fund:		
Putnam Stable Value Fund*	9,297,627.599	9,297,628
Loans to participants, interest rates ranging from 6.0% to 10.5%*		1,139,463
		$37,935,984

*Party in interest to the Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Johnson Outdoors Retirement and Savings Plan Administrative Committee, which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Racine, and State of Wisconsin, on the 28th day of June, 2002.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN

By: ______________________
Richard J. Fiegel

By: Teresa L. Jenkins
Teresa L. Jenkins

By: ______________________
Carolyn A. Leech

By: Paul A. Lehmann
Paul A. Lehmann

By: ______________________
Kevin J. Mooney

By: W. Floyd Wilkinson
W. Floyd Wilkinson

As members of the Johnson Outdoors Retirement and Savings Plan Administrative Committee

001.570477.2

EXHIBIT INDEX

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN

Exhibit No.	Exhibit	Page Number in Sequentially Numbered Form 11-K
(23.1)	Consent of Ernst & Young LLP	20
(23.2)	Consent of KPMG LLP	21

EXHIBIT (23.1)

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-61285) pertaining to the Johnson Outdoors Retirement and Savings Plan of our report dated June 7, 2002, with respect to the financial statements and schedule of the Johnson Outdoors Retirement and Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst + Young LLP

ERNST & YOUNG LLP

Milwaukee, Wisconsin
June 26, 2002

EXHIBIT (23.2)

Consent of KPMG LLP

The Board of Directors
Johnson Outdoors Inc.:

We consent to incorporation by reference in the registration statement No. 33-61285 on Form S-8 of Johnson Outdoors Inc. of our report dated May 4, 2001, relating to the statement of assets available for benefits of Johnson Outdoors Retirement and Savings Plan as of December 31, 2000, and the related statement of changes in assets available for benefits for the year then ended, which report appears in the December 31, 2001 Annual Report on Form 11-K of Johnson Outdoors Retirement and Savings Plan.

KPMG LLP

Milwaukee, Wisconsin
June 26, 2002